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UNITEI
SECURITIES AND EX(
Washingtoi

10029259

SEC
Mail Processing
Section

MAR 0 1 2010

Washington, DC
105

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 67721

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BLAYLOCK ROBERT VAN, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Lexington Avenue, 3rd Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric V. Standifer — 510-208-6101
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, LLP
(Name -- *if individual, state last, first, middle name*)

101 Montgomery Street, 22nd Floor,	San Francisco,	CA	94104
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Eric V. Standifer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BLAYLOCK ROBERT VAN, LLC, as of February, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Eric V. Standifer - President/CEO

Title

Notary Public

Sunil Jaswal, Notary Public

State of California, County of Alameda
Subscribed and sworn to (or affirmed) before me on this 19 day of February 2010, by Eric V. Standifer proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

(Signature of Notary)

SUNIL JASWAL
COMM. # 1656166
NOTARY PUBLIC-CALIFORNIA
ALAMEDA COUNTY
My Commission Expires
April 2, 2010

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLAYLOCK ROBERT VAN, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2009

BLAYLOCK ROBERT VAN, LLC

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, LLP
101 Montgomery Street, 22nd Floor
San Francisco, CA 94104
tel 415.788.6666
fax 415.788.1990
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

othstein Kass

INDEPENDENT AUDITORS' REPORT

To the Members of
Blaylock Robert Van, LLC

We have audited the accompanying statement of financial condition of Blaylock Robert Van, LLC (the "Company") as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Blaylock Robert Van, LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, LLP

San Francisco, California
February 25, 2010

BLAYLOCK ROBERT VAN, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS		
Cash and cash equivalents	$	965,615
Receivables from clearing brokers, including clearing deposits of $525,000		605,681
Investment banking receivables		1,536,743
Securities owned, at fair value		277,094
Securities pledged under subordinated loan agreement		650,000
Deferred compensation		279,000
Fixed assets, net		257,741
Investment in private partnership, at fair value		120,000
Other assets		282,771
	$	4,974,645
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Securities sold, not yet purchased, at fair value	$	61,115
Accounts payable and accrued expenses		588,104
Total liabilities		649,219
Liabilities subordinated to claims of general creditors		650,000
Members' equity		3,675,426
	$	4,974,645

See accompanying notes to the statement of financial condition.

1. Nature of business and summary of significant accounting policies

Nature of Business

Blaylock Robert Van, LLC (the "Company") is a limited liability company organized under the laws of the state of California on March 26, 2007. The Company was approved as a broker-dealer by the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority ("FINRA") on December 21, 2007, and commenced operations on January 1, 2008. The Company was formed as the result of a merger between Blaylock & Company, Inc. ("B&Co") and Robert Van Securities, Inc. ("RVSI"), both were registered broker dealers with the SEC and FINRA. The Company's operations consist of distributing and underwriting equity and taxable fixed-income securities to institutional investors, with expertise in mortgage-backed, asset-backed, government agency, corporate and equity securities. Additional sources of revenue come from commissions from agency transactions in equity securities.

Basis of Presentation

The accompanying statement of financial condition is presented in U.S. Dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

This statement of financial condition was approved by management and available for issuance on February 25, 2010. Subsequent events have been evaluated through this date.

Cash and Cash Equivalents

The Company considers money market accounts maintained at financial institutions to be cash equivalents.

Receivables from Clearing Brokers

The Company has clearing agreements with Pershing LLC and Goldman Sachs Execution & Clearing, L.P. (collectively referred to as the "Clearing Brokers"). These Clearing Brokers clear all of the Company's security transactions for the Company. The Company is required to maintain certain deposit levels with these Clearing Brokers.

Valuation of Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

1. Nature of business and summary of significant accounting policies (continued)

Valuation of Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value - Definition and Hierarchy (continued)

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Valuation Techniques

The Company values securities owned and securities sold, not yet purchased, that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Investment in Private Partnership

Investment in private partnership is typically valued utilizing the net asset valuations provided by the underlying private partnership. The Company considers subscription and redemption rights, including any restrictions on the disposition of the interest, in its determination of fair value. Investment in private partnership is included in Level 3 of the fair value hierarchy.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation. The Company uses straight line depreciation over estimated useful lives of three to seven years.

Securities Transactions

Transactions in securities are recorded on a trade-date basis. Investments in marketable securities owned and marketable securities sold, not yet purchased, consist of common stocks of U.S. companies and are valued at fair value.

1. Nature of business and summary of significant accounting policies (continued)

Investment Banking Receivables

The Company carries its investment banking receivables at the net realizable value.

Income Taxes

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states and foreign jurisdictions. Generally the Company is no longer subject to income tax examinations by major taxing authorities for years before 2007. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce members' equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. It must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be reported as an adjustment to members' equity as of January 1, 2009. Based on its analysis, the Company has determined that the adoption of this policy did not have a material impact on the Company's statement of financial condition upon adoption. However, management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

Use of Estimates

The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

2. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with GAAP. See Note 1 for a discussion of the Company's policies.

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2009:

	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2009
Assets (at fair value)				
Cash equivalents	$ 870,109	$ -	$ -	$ 870,109
Securities owned				
Common stocks	277,094	-	-	277,094
Investment in private partnership	-	-	120,000	120,000
	$ 1,147,203	$ -	$ 120,000	$ 1,267,203
Liabilities (at fair value)				
Securities sold, not yet purchased				
Common stocks	$ 61,115	$ -	$ -	$ 61,115

The following table presents additional information about Level 3 assets measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within the Level 3 category.

Changes in Level 3 assets measured at fair value for the year ended December 31, 2009 were as follows:

	Beginning Balance January 1, 2009	Purchases, Sales and Settlements	Net Transfers In and/or (Out) of	Ending Balance December 31, 2009
Assets (at fair value)				
Investment in private partnership	$ -	$ 120,000	$ -	$ 120,000

3. Fixed assets

Details of fixed assets net of accumulated depreciation at December 31, 2009 are as follows:

Computer equipment	$ 250,565
Furniture and fixtures	82,958
Leasehold improvements	14,218
	347,741
Less accumulated depreciation	90,000
	$ 257,741

4. Liabilities subordinated to claims of general creditors

At December 31, 2009, the Company had a $650,000 subordinated loan agreement approved by FINRA maturing January 31, 2011 and bearing interest at 10% per annum.

5. Members' equity

The equity of the Company is divided into two classes of shares, Class A and Class B shares. The Class A members' voting interest shall be directly proportional to each member's Class A shares. As of December 31, 2009, RVSI owns 100% of Class A shares. The Class B members shall have no voting rights. The Class B shares represent only an economic interest in the profits and losses of the Company, except for other such rights that may expressly be granted to such Class B members in accordance with the Operating Agreement, as amended (the "Agreement"). As of December 31, 2009, B&Co owns 100% of Class B Shares.

6. Profit sharing plan

On August 1, 2008, the Company established a nonqualified supplemental deferred compensation plan (the "Plan") for certain employees of the Company. The granting of compensation is at the sole discretion of the Board of Directors. The deferred compensation will vest 1/3 each year starting in the third year of grant and is fully vested upon the fifth. The deferred compensation is discretionary for the first two years.

At December 31, 2009, the total compensation cost not yet recognized of $279,000 will be recorded evenly over the next three years.

7. Life insurance policy

On March 24, 2009, the Company purchased life insurance contracts on the lives of certain key employees. As beneficiary of the life insurance policy, the Company will receive the cash surrender value if the policy is terminated. As of December 31, 2009, the cash surrender value is approximately $176,000 and is included in other assets on the statement of financial condition.

8. Off-balance sheet risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to the Clearing Brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the Clearing Brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the Clearing Brokers for losses, if any, which the Clearing Brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the Clearing Brokers monitor collateral on the customers' accounts.

In addition, the receivables from the Clearing Brokers are pursuant to these clearance agreements and include clearing deposits of approximately $525,000.

9. Concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

10. Commitments and contingencies

Commitments

The Company leases its office space under leases which expire in 2010 and 2011.

Aggregate future minimum annual lease payments in the years subsequent to December 31, 2009 are as follows:

Year ending December 31,		
2010	$	346,620
2011		229,850
2012		30,000
	$	606,470

10. Commitments and contingencies (continued)

Contingencies

In the normal course of business, the Company has been named as a defendant in various matters. Management of the Company, after consultation with legal counsel, believes that the resolution of these matters will not have a material adverse effect on the financial condition of the Company.

11. Investment in Marathon Asset Management

On April 24, 2009, the Company and Marathon Asset Management, L.P. ("Marathon") filed an application with the U.S. Department of the Treasury to allow Marathon to serve as a manager of a Legacy Securities Public-Private Investment Fund (the "Legacy Securities PPIF") which proposed that certain fund raising, investment management and related services will be provided to Marathon and/or the Legacy Securities PPIF by the Company. In connection with the services to be provided by the Company, the Company will share in a portion of the compensation payable to Marathon.

Additionally, the Company has entered into an agreement with Marathon whereby the Company made a capital commitment to the general partner of the Legacy Securities PPIF of $2,400,000.

As of December 31, 2009, the Company invested $120,000 in the general partner of the Legacy Securities PPIF of which the Company had an unfunded investment commitment of $2,280,000. The Company has subsequently funded $240,000 for the period January 1, 2010 through February 25, 2010. Marathon has made available a non recourse loan of approximately $1,900,000 to the Company for the purposes of funding the remaining capital commitment of the Company.

Certified
Public
Accountants

Rothstein, Kass & Company, LLP
101 Montgomery Street, 22nd Floor
San Francisco, CA 94104
tel 415.788.6666
fax 415.788.1990
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO THE SIPC ASSESSMENT RECONCILIATION REQUIRED BY SEC RULE 17a-5

To the Members of Blaylock Robert Van, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7T) to the Securities Investor Protection Corporation ("SIPC") for the nine month period from April 1, 2009 through December 31, 2009, which were agreed to by Blaylock Robert Van, LLC ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the nine month period from April 1, 2009 through December 31, 2009, with the amounts reported in Form SIPC-7T for the nine month period from April 1, 2009 through December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rothstein, Kass & Company, LLP

San Francisco, California
February 25, 2010

SEC
Mail Processing
Section

MAR 01 2010

Washington, DC
105

BLAYLOCK ROBERT VAN, LLC

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS

For the Nine Month Period From April 1, 2009 Through December 31, 2009

SIPC Net Operating Revenues Per General Assessment Reconciliation Form SIPC-7T	$ 9,144,372
General Assessments at .0025	$ 22,861
Payments Remitted	
Form SIPC-4	(150)
Form SIPC-6	(9,643)
Total Payments Remitted	(9,793)
Amount Due with Form SIPC-7T	$ 13,068